PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

04045257

BY COURIER

No/Date :

SEC MAIL PROCESSING
RECEIVED
SEP - 8 2004
WASH. D.C. 185 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Condensed Balance Sheet as at June 30,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at June 30,2004 of PPC GROUP OF COMPANIES.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- The Condensed Balance Sheet as at June 30,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at June 30,2004 of PPC GROUP OF COMPANIES.

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT JUNE 30, 2004
(Amounts in thousands Euro)

	06/30/2004	06/30/2003
ASSETS		
B. INSTALLATION COSTS	27.706	29.030
Less: Accumulated depreciation	18.352	22.423
Net book value	9.354	6.607
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.381.891	16.641.783
Less: Accumulated depreciation and amortization	8.263.184	7.519.309
Net book value	9.118.707	9.122.474
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	15.920	17.832
TOTAL FIXED ASSETS	9.134.627	9.140.306
D. CURRENT ASSETS		
I. Inventories	586.663	541.721
II. Customers	382.927	385.039
II. Other Receivables	172.286	131.018
III. Marketable Securities	9.174	8.679
IV. Cash at Banks and in Hand	23.000	31.343
TOTAL CURRENT ASSETS	1.174.050	1.097.800
E. PREPAYMENTS AND ACCRUED INCOME	233.924	242.825
TOTAL ASSETS	10.551.955	10.487.538
DEBIT MEMO ACCOUNTS	973.226	2.384.226

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT JUNE 30, 2004
(Amounts in thousands Euro)

	06/30/2004	06/30/2003
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.312.738	1.228.943
IV. Reserves	547.800	532.280
Special reserve, Law 2941/01	1.426.731	1.426.731
Profits for the period before tax	269.114	211.371
Profits from previous years	28.207	6.351
TOTAL SHAREHOLDERS' EQUITY	4.767.544	4.588.630
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	600.250	630.816
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.146.972	3.362.696
Other long term liabilities	372.063	355.561
	3.519.035	3.718.257
II. CURRENT LIABILITIES		
Suppliers	241.892	143.659
Bonds and bank loans, short term portion	666.975	647.449
Taxes, duties and social security funds	79.089	76.664
Other liabilities	584.402	537.880
	1.572.358	1.405.652
TOTAL LIABILITIES	5.091.393	5.123.909
D. ACCRUALS AND DEFERRED INCOME	92.768	144.183
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.551.955	10.487.538
CREDIT MEMO ACCOUNTS	973.226	2.384.226

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
FOR THE PERIOD 01/01/2004-06/30/2004
(Amounts in thousands Euro)

	01/01/2004 - 06/30/2004	01/01/2003 -06/30/2003
Sales	2.009.319	1.912.862
Less: Cost of sales	1.479.082	1.404.000
Gross operating results	530.237	508.862
Plus: other operating income	74.041	63.052
Total	604.278	571.914
Less: Administrative expenses	76.720	72.398
Research and development costs	19.471	13.241
Selling expenses	153.059	172.000
Subtotal	355.028	314.275
Less: Financial expenses, net	78.527	106.316
Total operating profit	276.501	207.959
Plus: Extraordinary income	21.269	33.808
Less: Extraordinary expenses	28.656	30.396
RESULT FOR THE PERIOD BEFORE TAX	269.114	211.371

Athens, August 26, 2004

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I. D. PALAIOKRASSAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.N. A 084031	ID.C.N. Ξ 305492	ID.C.N. T 157094

NOTES FOR PPC S.A.

1. The June 30, 2004 condensed financial statements were prepared using the same accounting principles with those applied during the previous corresponding period.

2. Depreciation and amortization expense for the period ended on June 30, 2004 was calculated by applying the rates provided in the Presidential Decree 299/2003 while depreciation and amortization expense for the corresponding period in the previous year was calculated by applying the rates provided in the Presidential Decree 100/1998. The additional depreciation and amortization expense resulting from the application of the new depreciation rates amounts to approximately Euro 35 million.

3. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

4. There are no liens against the Company's fixed assets.

5. In accordance with Law 2941/2001, the Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

6. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 970 million at June 30, 2004, representing the net book value of customers' contributions in the construction cost of the Company's networks, is included in Equity under "Revaluation reserves and investment grants".

7. Accruals were recorded for all costs relating to the period.

8. Capital expenditure for the period totaled approximately Euro 364 million.

9. Adequate provisions have been made for all litigation.

10. Payroll includes 27.937 employees. The Company is compensated for 161 employees who work exclusively for the Hellenic Transmission System Operator.

11. For comparison purposes certain reclassifications were made in cost of sales, in operating costs, in "Extraordinary Income" and in "Other Operating Income" on the six month period ended June 30, 2003, condensed financial statements to conform to the presentation of the corresponding current period's condensed financial statements.

12. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity" in accordance with the four digit STAKOD classification Code 03.

AUDITORS' REPORT

To the Board of Directors
Public Power Corporation S.A.

We have carried out the audit required by the provisions of Article 6 of the P.D. 360/1985, as amended by Article 90 of L.2533/1997, in accordance with the principles and auditing standards followed by the Institute of Certified Public Accountants of Greece and the audit procedures which we deemed necessary, to determine whether the above condensed financial statements for the period from January 1, 2004 to June 30, 2004 of Public Power Corporation S.A. do not contain errors or omissions which materially affect the asset structure and the financial position of the Company and its results of operations for the period then ended. Our audit included the operations of the Company's branches. The books and records maintained by the Company were made available to us and necessary information and other explanations requested were provided. The Company has complied with the provisions of the Greek Chart of Accounts. No changes in the accounting methods have been made compared to prior period and the cost of production has been determined in accordance with generally accepted costing principles.

Our audit work revealed that the Company has been subject to a regular tax audit for the financial years up to and including the fiscal year ended December 31, 2000. As a consequence, the tax liabilities of the Company for the non-audited period January 1, 2001 until June 30, 2004 are not finalised.

Based on the audit performed, we have ascertained that the above condensed financial statements derive from the books and the records of the Company and except for the matter discussed above and the Company's notes below the Balance Sheet, do not contain errors or omissions which materially affect the financial position and asset structure of the Company as of June 30, 2004 and the results of its operations for the six-month period then ended, in accordance with the prevailing legislation and the accounting principles and methods followed by the Company which are generally accepted in Greece and do not differ from those applied in the respective period of the previous year.

Athens, August 27, 2004
The Certified Public Accountant

George D. Cambanis
Reg. No (ICPA (GR)): 10761
Deloitte & Touche S.A.

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2004

(Amounts in thousands Euro)

	06.30.2004	06.30.2003
ASSETS		
B. INSTALLATION COSTS	27.706	29.030
Less: Accumulated depreciation	18.352	22.423
Net book value	9.354	6.607
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.381.971	16.641.864
Less: Accumulated depreciation and amortization	8.263.253	7.519.373
Net book value	9.118.718	9.122.491
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	5.469	11.831
TOTAL FIXED ASSETS	9.124.187	9.134.322
D. CURRENT ASSETS		
I. Inventories	586.663	541.721
II. Customers	382.927	385.039
II. Other Receivables	171.872	130.996
III. Marketable Securities	17.144	11.329
IV. Cash at Banks and in Hand	25.902	33.751
TOTAL CURRENT ASSETS	1.184.508	1.102.836
E. PREPAYMENTS AND ACCRUED INCOME	233.924	242.826
TOTAL ASSETS	10.551.973	10.486.591
DEBIT MEMO ACCOUNTS	973.376	2.384.376

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2004

(Amounts in thousands Euro)

	06.30.2004	06.30.2003
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.312.738	1.228.943
IV. Reserves	547.800	532.280
Special reserve, Law 2941/01	1.426.731	1.426.731
Profits for the period before tax	269.114	211.371
Profits from previous years	28.207	6.350
TOTAL SHAREHOLDERS' EQUITY	4.767.544	4.588.629
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	600.250	630.816
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.146.972	3.362.696
Other long term liabilities	372.063	355.561
	3.519.035	3.718.257
II. CURRENT LIABILITIES		
Suppliers	241.893	143.659
Bonds and bank loans, short term portion	666.975	647.450
Taxes, duties and social security funds	79.095	76.682
Other liabilities	584.413	536.915
	1.572.376	1.404.706
TOTAL LIABILITIES	5.091.411	5.122.963
D. ACCRUALS AND DEFERRED INCOME	92.768	144.183
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.551.973	10.486.591
CREDIT MEMO ACCOUNTS	973.376	2.384.376

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE PERIOD 01/01/2004-06/30/2004

(Amounts in thousands Euro)

	01/01/2004 - 06/30/2004	01/01/2003 - 06/30/2003
Sales	2.009.319	1.912.862
Less: Cost of sales	1.479.082	1.404.000
Gross operating results	530.237	508.862
Plus: other operating income	74.058	63.052
Total	604.295	571.914
Less: Administrative expenses	77.005	73.086
Research and development costs	19.471	13.241
Selling expenses	153.059	172.000
Subtotal	354.760	313.587
Less: Financial expenses, net	78.285	106.035
Total operating profit	276.475	207.552
Plus: Extraordinary income	21.301	34.215
Less: Extraordinary expenses	28.662	30.396
RESULT FOR THE PERIOD BEFORE TAX	269.114	211.371

Athens, August 26, 2004

THE CHAIRMAN OF THE BOARD

I. D. PALAIOKRASSAS
ID.C.N. A 084031

THE MANAGING DIRECTOR

ST. NEZIS
ID.C.N. Ξ 305492

THE CHIEF ACCOUNTANT

EL. EXAKOUSTIDIS
ID.C.N. T 157094

NOTES FOR PPC GROUP

1. The June 30, 2004 condensed consolidated financial statements were prepared using the same accounting principles with those applied during the previous corresponding period.

2. The June 30, 2004 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

4. There are no liens against the Parent Company's fixed assets.

5. Depreciation and amortization expense for the period ended on June 30, 2004 was calculated by applying the rates provided in the Presidential Decree 299/2003 while depreciation and amortization expense for the corresponding period in the previous year was calculated by applying the rates provided in the Presidential Decree 100/1998. The additional depreciation and amortization expense resulting from the application of the new depreciation rates amounts to approximately Euro 35 million.

6. In accordance with Law 2941/2001, the Parent Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

7. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 970 million at June 30, 2004, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks, is included in Equity under "Revaluation reserves and investment grants".

8. Accruals were recorded for all costs relating to the period.

9. Capital expenditure for the period totaled approximately Euro 364 million.

10. Adequate provisions have been made for all litigation.

11. Payroll includes 27.938 employees. The Parent Company is compensated for 161 employees who work exclusively for the Hellenic Transmission System Operator.

12. For comparison purposes certain reclassifications were made in cost of sales, in operating costs, in "Extraordinary Income" and in "Other Operating Income" on the six month period ended June 30, 2003, condensed consolidated financial statements to conform to the presentation of the corresponding current period's condensed consolidated financial statements.

AUDITORS' REPORT

To the Board of Directors
"Public Power Corporation S.A."

We have carried out the audit required by the provisions of Article 6 of the P.D. 360/1985, as amended by Article 90 of L.2533/1997, in accordance with the principles and auditing standards followed by the Institute of Certified Public Accountants in Greece and the audit procedures which we deemed necessary, in order to determine whether the above condensed consolidated financial statements of Public Power Corporation S.A. covering the period from January 1, 2004 to June 30, 2004, do not contain errors or omissions which materially affect the consolidated financial position, asset structure and consolidated results of the above parent company and its consolidated subsidiaries. We did not perform any audit on the financial statements of the subsidiaries included in the consolidation representing 0,3% and 0,0005% of the consolidated assets and sales respectively, which have been audited by other auditors.

Our audit work revealed that the parent company has been subject to a regular tax audit for the financial years up to and including the fiscal year ended December 31, 2000 while the subsidiaries included in the consolidation have not been subject to a regular tax audit since their incorporation. As a consequence, the tax liabilities of the companies included in the consolidation for the above mentioned non-audited periods are not finalised.

Based on the audit performed, we have ascertained that the above condensed consolidated financial statements have been compiled in accordance with the relevant provisions of Law 2190/1920 and, except for the matter noted above and the Company's notes below the Balance Sheet, do not contain errors or omissions which materially affect the consolidated financial position and asset structure of the Group as of June 30, 2004, and the consolidated results of operations for the six-month period then ended, in accordance with the prevailing legislation and the accounting principles followed by the parent company which are generally accepted and do not differ from those applied in the respective period of the previous year.

Athens, August 27, 2004
The Certified Public Accountant
George D. Cambanis
Reg. No (ICPA (GR)): 10761
Deloitte & Touche S.A.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date :

RECEIVED
SEP - 3 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 185

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our first half 2004 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press Release of 1H 2004 results (IFRS)

ATHENS, AUGUST 26 2004

FOR IMMEDIATE RELEASE

PPC's first half 2004 financial results: Improvement of results compared to first half 2003

Net Income amounted to Euro 192,9 m up by 9,8% from 1H 2003. Decrease of net debt to Euro 3.852 m, compared to June 2003 [1]

- Total revenues grew by 4,6% as compared to first half 2003 and amounted to € 2.003 m. Revenues from energy sales increased by 4,4%, due to relatively mild weather conditions.
- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 12,9%, from € 582,7 m to € 657,9 m and Operating Profit by 20,2% from € 318,6 m to € 383,1 m, due to revenue growth, higher operating efficiency levels and containment of operating costs, despite increased maintenance and materials' consumption costs, in preparation for the Summer Olympics.
- EBITDA margin reached 32,8% compared to 30,4% in the first half of 2003.
- Profit before tax increased by 8,6%, from € 287,3 m to € 311,9 m.
- Negative Foreign Exchange Differences of € 17,5 m, compared to the corresponding positive figure of € 47,8 m for the first half of 2003, led to an increase of Financial Expenses.
- The share of loss in associated companies decreased to € 7,0 m from € 18,7 m , in the first half of 2003 and corresponds to PPC's investment after tax, in the telecommunications company's, Tellas S.A., 1H 2004 Financial Results.
- Net income grew by 9,8% to € 192,9 m from € 175,7 m, due to improved operating profitability and despite increased financial expenses. As a result, earnings per share increased from € 0,76 to € 0,83.
- Capital expenditure amounted to € 363,8 m and includes the cost of Olympic projects under construction, during the first half of 2004.
- Compared to June 2003, net debt decreased to € 3.852 m from € 4.005 m.
- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition to approximately 27.800, as compared to approximately 28.400 employees, at the end of 1H 2003.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

Summary Financials (Euro m)

	1H 2004 Unaudited	1H 2003 Audited	Δ (%)
Total Revenues	2.002,9	1.915,2	4,6%
EBITDA	657,9	582,7	12,9%
EBITDA Margin	32,8%	30,4%	-
Profit from Operations (EBIT)	383,1	318,6	20,2%
EBIT Margin	19,1%	16,6%	-
Net Income	192,9	175,7	9,8%
EPS (in Euro)	0,83	0,76	-
No. of Shares (m)	232	232	-
Net Debt	3.851,5	4.005,3	-3,8%

Public Power Corporation' s Chief Executive, Stergios Nezis, said:

"Despite a 1% growth in electricity demand, due to mild weather conditions during the first half of the year, profits from operations increased by 20% as a result of the sustained drive in achieving higher operating efficiency levels and the containment of operating costs. We firmly believe that the increase of value to stakeholders, which remains PPC's paramount objective, is best served by the continuation of a solid financial policy and performance".

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +32 10 522 5346

Summary Profit & Loss (Euro m)

	1H 2004 Unaudited	1H 2003 Audited	Δ (%)
Total Revenues	2.002,9	1.915,2	4,6%
Total Operating Expenses (excl. depreciation)	1.345,0	1.332,5	0,9%
Total Payroll Expenses	568,3	563,3	0,9%
Total Fuel Expenses	323,3	352,2	-8,2%
Energy Purchases	74,6	64,2	16,2%
Transmission System Usage	127,4	122,5	4,0%
Other Operating Expenses	251,4	230,3	9,2%
(EBITDA)	657,9	582,7	12,9%
EBITDA Margin (%)	32,8%	30,4%	-
Depreciation & Amortization	274,8	264,1	4,1%
Profit from Operations (EBIT)	383,1	318,6	20,2%
EBIT margin (%)	19,1%	16,6%	-
Total Financial Expenses	71,2	31,3	127,5%
- Net Financial Expenses	56,0	69,2	-19,1%
- Foreign Currency Gains/(Losses)	-17,5	47,8	-
- Other Income	9,3	8,8	5,7%
- Share of loss in associated companies	7,0	18,7	-62,6%

Pre-tax Profits	311,9	287,3	8,6%
Net Income	192,9	175,7	9,8%
EPS (in Euro)	0,83	0,76	-

Summary Balance Sheet and Capex (Euro m)

	1H/2004 Unaudited	1H/2003 Audited	Δ (%)
Net Debt	3.851,5	4.005,3	-3,8%
Total Equity	3.515,7	3.349,6	5,0%
Capital Expenditure	363,8	301,2	20,8%